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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

March 2, 2010

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.

Washington, D.C.  20549

Re:	ML Transtrend DTP Enhanced FuturesAccess LLC
Form 10-K for fiscal year ended December 31, 200
File No. 000-52701
Filed on March 31, 2009

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of ML Transtrend DTP Enhanced FuturesAccess LLC (the “Fund”), thank you for your letter of February 4, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Item 1.  Business

1.
We note your response to prior comment 1.  Please tell us why you cannot also disclose the allocation by sector of total partnership assets,  as previously requested, or explain why you believe that presentation would not be material to investors. Alternatively, please confirm that you will provide this disclosure in your future filings and tell us how you plan to comply.

Like virtually all commodity pools, the Fund typically holds a substantial portion of its assets in cash. Therefore, the Fund believes that presenting sector percentage allocations based on net unrealized profits and loses on open positions would be more meaningful and illustrative than based on the sector percentage of the Fund’s total assets.  The Fund believes that its approach is consistent with that of other public commodity pools.  Accordingly, the Fund intends

Ms. Karen J. Garnett
March 2, 2010

to include allocations by sector as a percentage of net unrealized profits and losses on open positions in Item 1 (Business) in Form 10-K filings for 2009 and subsequent years.

Description of Current Charges

2.
We note your response to previous comment 3. In future filings, please revise the description of bid-ask spreads on page 5 to similarly explain that bid-ask spreads are an integral part of the price paid and are not separately described on the list of charges on page 4.

In Form 10-K filings for 2009 and subsequent years, the Fund will clarify that bid-ask spreads are an integral component of the purchase price, rather than being set forth as a separate expenses item in the list of charges.

3.	Refer to the table of charges on page 4. Please tell us why you have excluded from this table annual aggregate brokerage commissions and sales commissions.

Aggregate brokerage commissions are excluded from the table of charges because the Fund views brokerage commissions as a component of the trading profit which are netted-against realized and unrealized gains in connection with determining the trading profit, rather than characterizing such commissions as a distinct expense item apart from the corresponding trading.  Aggregate sales commissions are excluded from the table of charges because sales commissions are not an expense of the Fund, but rather are paid to the placement agent, an affiliate of MLAI, out of the investor's subscription proceeds and therefore reduce the amount invested in the Fund by an investor.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

4.	We note your response to previous comment 7, Please tell us and include disclosure in your future filings to explain how you calculate net asset value.

In Form 10-K filings for 2009 and subsequent years the Fund will disclose its net asset value at the beginning and end of each quarter.  The Fund calculates the net asset value per unit of each class of units as of the close of business on the last business day of each calendar month and such other dates as MLAI may determine in its discretion.  The Fund’s net asset value as of any calculation date will generally equal the value of the Fund’s account under the management of its trading advisor as of such date, plus any other assets held by the Fund, minus accrued brokerage commissions, sponsor’s, management and performance fees, organizational expense

Ms. Karen J. Garnett
March 2, 2010

amortization and any operating costs and other liabilities of the Fund.  MLAI is authorized to make all net asset value determinations.  A similar description of the method by which the Fund’s net asset value is calculated will be included in Form 10-K filings for 2009 and subsequent years.  Please note that the Fund intends to include such disclosure in the Form 10-K under Item 1 (Business), rather than under Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations),  because the description is relevant to the Form 10-K as a whole.

*              *             *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli

cc:           Justin Ferri/MLAI